EXHIBIT 99.1

Osisko Development Announces Annual Grant of Incentive Awards

MONTREAL, May 13, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that, as part of the annual compensation review of its Board of Directors, it has granted an aggregate of (i) 1,273,900 stock options of the Company (the "Options") to certain senior officers and non-executive employees of the Company, (ii) 1,177,200 restricted share units of the Company ("RSUs") to certain senior officers and non-executive employees of the Company, and (iii) 229,573 deferred share units of the Company ("DSUs") to its independent directors (collectively, the "Incentive Awards"), in accordance with the terms of the Company's omnibus equity incentive plan ("Omnibus Plan").

The Incentive Awards constitute the Company's annual security-based compensation grants, consistent with its regular annual compensation cycle. The Options are exercisable at a price of C$2.57 per common share of the Company (based on the closing price of the common shares of the Company on the TSX Venture Exchange as of the close of markets on May 12, 2025) and will expire on May 13, 2030. Vesting of the Options will occur in three equal parts on the following dates: May 13, 2026, May 13, 2027 and May 13, 2028, respectively. The RSUs will cliff vest on May 13, 2028. The DSUs will vest in accordance with the terms of the Omnibus Plan.

The Omnibus Plan was adopted by the Board of Directors on March 26, 2025 and approved by shareholders of the Company at the annual and special meeting of shareholders that was held on May 7, 2025. The Omnibus Plan is a fixed 20% plan, providing for a maximum of 27,324,297 common shares of the Company reserved for issuance pursuant to Options, DSUs, RSUs and performance share units governed thereunder (less any shares reserved for issuance under other share compensation arrangements of the Company). The Omnibus Plan has received final acceptance from the TSX Venture Exchange.

For more details regarding the Omnibus Plan, please refer to the Company's management information circular dated March 26, 2025 (the "Circular") which is accessible on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. The full text of the Omnibus Plan is appended as Schedule "C" to the Circular. A copy of the Circular and the Omnibus Plan is also available on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.